UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from		to

Commission file number		001-42677
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST BUSEY CORPORATION
11440 Tomahawk Creek Parkway
Leawood, Kansas 66211

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FINANCIAL STATEMENTS
DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Compensation Committee and Plan Participants of
the First Busey Corporation Profit Sharing Plan and Trust
Leawood, Kansas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the First Busey Corporation Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ FGMK, LLC

We have served as the Company’s auditor since 2023.

Bannockburn, Illinois
June 29, 2026
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 1

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS
Participant directed investments, at fair value	$328,149,763	$262,267,135
Cash	9,424	21,855
Receivables:
Employers’ contributions	4,565,687	3,378,294
Employees’ contributions	1,613	—
Notes receivable from participants	2,894,127	2,496,253
Total receivables	7,461,427	5,874,547

NET ASSETS AVAILABLE FOR BENEFITS	$335,620,614	$268,163,537
The accompanying notes are an integral part of these financial statements.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 2

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2025

ADDITIONS TO NET ASSETS
Investment income:
Net appreciation in fair value of investments	$32,082,873
Interest and dividends on investments	12,253,165
Total investment income	44,336,038

Interest from notes receivable from participants	198,031

Contributions:
Employers	10,401,052
Participants	12,602,809
Participant rollovers	21,232,081
Total contributions	44,235,942

Total additions	88,770,011

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	20,880,349
Administrative expenses	432,585
Total deductions	21,312,934

NET INCREASE	67,457,077

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	$268,163,537
End of year	$335,620,614
The accompanying notes are an integral part of these financial statements.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 3

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1. PLAN DESCRIPTION
The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries ("the Employers" or “the Company”). Employees are eligible at age 21 to make salary deferrals and receive matching contributions. Employees are eligible for the discretionary employer profit sharing contribution at age 21 and after completion of one year of service and working 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
On March 1, 2025, the Company completed its acquisition of CrossFirst Bankshares, Inc. ("CrossFirst Bank"). CrossFirst Bank elected to terminate the CrossFirst Bankshares, Inc. 401(k) Plan as of the closing date, subject to the provisions of ERISA and implement a plan liquidation. Participants had the option to roll their account balances, including any notes receivable from participants, into their First Busey Corporation Profit sharing Plan and Trust, receive a payment of their benefits or elect to rollover their balance to another qualified plan or individual retirement account.
The Plan’s assets are administered under an agreement with Busey Bank, the trustee of the Plan. Charles Schwab (the “Custodian”) serves as the custodian of the Plan’s assets.
Contributions
Each year, participants may contribute a percentage and or a flat dollar amount of their pretax and after tax annual compensation, as defined in the Plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.
The Employers make safe harbor matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total eligible compensation that a participant contributes to the Plan. The Employers may also make a discretionary profit sharing contribution as determined and approved by the Board of Directors each year. For the year ended December 31, 2025, the Employer made a profit sharing contribution of approximately 3% of eligible compensation. Contributions are subject to certain limitations.
Investment Options
Participants may direct the investment of their account balances into the various investment options offered by the Plan, which include a First Busey Corporation Stock Fund.
The Investment Committee determines the appropriateness of the Plan’s investment offerings by monitoring investment performance and making recommendations to the Employee Benefit and Compensation Committee.
Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any discretionary profit sharing contributions will be allocated to the Plan in the following year.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 4

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Vesting
Participants are immediately vested in their voluntary contributions, the Employers' safe harbor matching contributions, rollover contributions and the respective plan earnings on those contributions.
Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of service. A participant is 100% vested after five years of credited service. A participant is 100% vested upon reaching normal retirement age, death, or disability regardless of years of service.
Notes Receivable from Participants
The Plan provides loans to participants from their vested account balance up to $50,000, subject to a limitation of 50% of their vested account balance. Interest is charged on the loans and is fixed at the time of issuance at a rate of prime (6.75% as of December 31, 2025). Interest payments are immediately reinvested in the individual participant’s funds. The loans are collateralized by the vested account balance of the participant receiving the loan. Participants may have no more than one loan outstanding at any time. Loans are repayable in periods up to five years, or ten years if entire loan proceeds are used to acquire a principal residence. Should a participant default on a Plan loan, as defined by the Plan loan policy, the loan would then be considered a distribution.
Payment of Benefits
During employment, distributions are allowed upon age 59.5 or due to financial hardship. Upon termination of service, a participant is entitled to receive an amount representing the vested interest in their account. Participants whose vested account balance, excluding rollover, is under $7,000 are paid their entire balance, through a single lump sum amount or a rollover into an IRA. Participants whose vested account balance, excluding rollover, is over $7,000 may elect to receive their payment, including rollover, either as a lump-sum amount, partial withdrawal or if eligible, a required minimum distribution.
Forfeitures
The unvested portion of terminated participants’ accounts plus earnings thereon are forfeited. Forfeitures are used to reduce non-elective employer contributions or to pay Plan expenses. During the year ended December 31, 2025, forfeitures of $50,964 were used to pay Plan expenses. Forfeitures for unvested account balances as of December 31, 2025 and 2024, were $16,072 and $10,138 respectively.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 5

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual basis of accounting, a method in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Employee Benefit and Compensation Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and collective fund managers. See “Note 3. Fair Value Measurements” for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Expenses of maintaining the Plan were deducted from the Plan assets. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Concentration
As of December 31, 2025, approximately 3% of the Plan's investment assets were invested in First Busey Corporation Common Stock and First Busey Corporation's Stock Fund.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 6

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Subsequent Events
The Plan has evaluated subsequent events through the date that the financial statements were issued.
NOTE 3. FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
•Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.
•Level 2—Inputs to the valuation methodology include:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in inactive markets;
◦Inputs other than quoted prices that are observable for the asset or liability;
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
There have been no changes in the valuation methodologies used as of December 31, 2025 and 2024. Following is a description of the valuation methodologies used for assets measured at fair value:
•Mutual funds—Valued at the closing price reported on the active market on which the individual securities are traded.
•Stock fund—Valued at a “unitized” value which moves in nearly direct relationship to First Busey Corporation stock, which is on the active market on which that security is traded.
•Managed funds—Investments in the managed accounts, which comprised of mutual funds, are valued using a readily determinable fair value, which approximates NAV which are based on observable market prices for the underlying assets, held by the plan at year-end. The managed funds are not direct filing entities and the Plan owns the underlying assets of the funds.
•Common stock—Valued at the closing price reported on the active market on which the individual securities are traded.
•Money market account—Valued at the fair value of the units held by the Plan at year end. Fair value is equal to $1.00, and individual participant accounts are Federal Deposit Insurance Corporation (“FDIC”)-insured up to $250,000.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 7

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$227,528,576	$—	$—	$227,528,576
Managed funds—mutual funds	83,054,745	—	—	83,054,745
Common stock and stock fund	10,114,425	—	—	10,114,425
Money market account	7,452,017	—	—	7,452,017
Total assets at fair value	$328,149,763	$—	$—	$328,149,763

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$176,646,506	$—	$—	$176,646,506
Managed funds—mutual funds	69,852,148	—	—	69,852,148
Common stock and stock fund	9,423,721	—	—	9,423,721
Money market account	6,344,760	—	—	6,344,760
Total assets at fair value	$262,267,135	$—	$—	$262,267,135
NOTE 4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others. Fees related to the administration of notes receivable from participants and fees related to Qualified Domestic Relations Orders are paid to parties-in-interest. Other fees to parties-in-interest were paid from revenue sharing and plan assets.
The Plan held the following assets with parties-in-interest:

		As of December 31,
Party-in-Interest	Description of Investment	2025	2024
Charles Schwab Bank	Cash	$9,424	$21,855
Charles Schwab Bank	Money market account	7,452,017	6,344,760
First Busey Corporation	Common stock	603,695	610,675
First Busey Corporation	Stock fund	9,510,730	8,813,046
First Busey Corporation	Managed funds	83,054,745	69,852,148
Participants	Notes receivable	2,894,127	2,496,253
Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 8

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 5. INCOME TAX STATUS
The Employer has adopted a pre-approved plan designed by EPIC Advisors Inc. The Internal Revenue Service (“IRS”) has determined and informed EPIC Advisors Inc by a letter dated June 30, 2020, that the pre-approved plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is included in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.
NOTE 7. RECENT LEGISLATION
The SECURE Act 2.0 was signed into law on December 23, 2022. The SECURE Act 2.0 allows more part-time workers to participate, increases the age for required minimum distributions and reduces the penalty for missed minimum distributions, permits plan participants to elect to receive vested employer contributions on an after-tax basis, and allows penalty free withdrawal for terminal illness, effective January 1, 2023. Additionally, it will allow for higher catch-up contributions, allow for matching contributions on student loan payments, permit plan sponsors to add an emergency savings account to their retirement plans, increase the availability of penalty-free withdrawals, and add automatic enrollment error relief provisions, effective January 1, 2024. Many of the provisions in SECURE 2.0 went effective in 2023, but SECURE 2.0 will not be completely implemented until 2027.
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 9

SUPPLEMENTAL SCHEDULE

First Busey Corporation Profit Sharing Plan and Trust | 2025 — 10

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common stock and stock fund:
*	First Busey Corporation	Stock fund	†	$9,510,730
*	First Busey Corporation	Common stock	†	603,695
				$10,114,425
		Mutual funds:
	American Century	Mid Cap Value Fund	†	$658,900
	American Funds	The Growth Fund of America	†	26,559,026
	American Funds	The Income Fund of America	†	7,071,885
	American Funds	EuroPacific Growth Fund	†	1,819,383
	AQR	Emerging Multi-Style II	†	2,654,880
	Congress	Mid Cap Growth Fund	†	4,322,445
	DFA	US Targeted Value Portfolio	†	4,212,441
	Dodge and Cox	Dodge and Cox Stock Fund	†	9,388,031
	DoubleLine	Core Fixed Income Fund	†	10,870,826
	Federated Hermes	Ultrashort Bond Fund	†	2,042,178
	GMO	Trust International Developed Equity Allocation	†	12,759,906
	T. Rowe Price	Retirement Fund 2010	†	54,083
	T. Rowe Price	Retirement Fund 2015	†	16,550
	T. Rowe Price	Retirement Fund 2020	†	5,178,788
	T. Rowe Price	Retirement Fund 2025	†	3,781,266
	T. Rowe Price	Retirement Fund 2030	†	26,684,949
	T. Rowe Price	Retirement Fund 2035	†	7,912,530
	T. Rowe Price	Retirement Fund 2040	†	19,944,506
	T. Rowe Price	Retirement Fund 2045	†	8,300,663
	T. Rowe Price	Retirement Fund 2050	†	16,071,006
	T. Rowe Price	Retirement Fund 2055	†	3,552,395
	T. Rowe Price	Retirement Fund 2060	†	6,642,262
	T. Rowe Price	Retirement Fund 2065	†	1,647,215
	Vanguard	500 Index Fund Admiral	†	40,087,009
	Vanguard	Mid-Cap Index Admiral	†	2,635,733
	Vanguard	Small-Cap Index Admiral	†	2,659,720
				$227,528,576
		Managed funds (see attachment):
*	First Busey Corporation	Aggressive	†	$19,357,704
*	First Busey Corporation	Balanced	†	29,115,862
*	First Busey Corporation	Conservative	†	2,804,482
*	First Busey Corporation	Growth	†	19,579,962
*	First Busey Corporation	Moderate	†	12,196,735
				$83,054,745

See accompanying Report of Independent Registered Public Accounting Firm
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 11

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Money market accounts:
*	Charles Schwab Bank	Schwab Value Advantage Money Fund (Ultra Shares)		$7,452,017

		Notes receivable from participants:
*	Notes Receivable From Participants	Interest rates ranging from 3.25% to 9.50% and maturities ranging from January 2026 to July 2035		$2,894,127
				$331,043,890
___________________________________________
*    Represents a party-in-interest
†    Investments are participant-directed; therefore, cost information is not disclosed
See accompanying Report of Independent Registered Public Accounting Firm
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 12

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

Aggressive Managed Fund:
American Century Mid Cap Value Fund	$676,114
American Funds The Growth Fund of America	3,208,403
American Funds Euro Pacific Growth Fund	1,938,910
AQR Emerging Multi-Style II	642,884
Congress Mid Cap Growth Fund	673,064
DFA Emerging Markets Small Cap	526,528
DFA US Targeted Value Portfolio	288,980
Dodge and Cox International Stock Fund	1,936,220
Dodge and Cox Stock Fund	3,208,219
Stone Ridge High Yield Reinsurance Risk Premium Fund	876,613
Vanguard Emerging Markets Bond Fund Admiral Shares	681,593
Vanguard Short Term Corporate Bond Index Fund	389,492
Vanguard Small Cap Index Admiral	288,763
Vanguard 500 Index Fund	3,206,361
Virtus KAR International Small-Mid Cap Fund	290,650
William Blair Emerging Markets Small Cap Growth Fund	524,910
$19,357,704

Balanced Managed Fund:
American Century Mid Cap Value Fund	$580,665
American Funds The Growth Fund of America	2,809,642
American Funds Euro Pacific Growth Fund	1,610,131
AQR Emerging Multi-Style II	499,355
Congress Mid Cap Growth Fund	572,518
DFA Emerging Markets Small Cap	467,182
DFA US Targeted Value Portfolio	230,315
Dodge and Cox International Stock Fund	1,605,431
Dodge and Cox Stock Fund	2,817,681
DoubleLine Core Fixed Income Fund	11,658,325
Federated Hermes Ultra Short Bond Fund	439,844
Stone Ridge High Yield Reinsurance Risk Premium Fund	880,568
Vanguard Emerging Markets Bond Fund Admiral Shares	733,633
Vanguard Small Cap Index Admiral	229,188
Vanguard Short Term Corporate Bond Index Fund	439,158
Vanguard 500 Index Fund	2,807,539
Virtus KAR International Small-Mid Cap Fund	264,130
William Blair Emerging Markets Small Cap Growth Fund	469,072
Cash	1,485
$29,115,862

See accompanying Report of Independent Registered Public Accounting Firm
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 13

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

Conservative Managed Fund:
American Century Mid Cap Value Fund	$27,830
American Funds The Growth Fund of America	125,403
American Funds Euro Pacific Growth Fund	70,260
AQR Emerging Multi-Style II	22,704
Congress Mid Cap Growth Fund	27,549
DFA Emerging Markets Small Cap	22,510
DFA U.S. Targeted Value Portfolio	8,275
Dodge and Cox International Stock Fund	70,225
Dodge and Cox Stock Fund	126,030
DoubleLine Core Fixed Income Fund	1,907,349
Federated Hermes Ultra Short Bond Fund	112,840
Stone Ridge High Yield Reinsurance Risk Premium Fund	56,291
Vanguard Emerging Markets Bond Fund Admiral Shares	28,088
Vanguard Short Term Corporate Bond Index Fund	42,197
Vanguard Small Cap Index Admiral	8,291
Vanguard 500 Index Fund	128,590
William Blair Emerging Markets Small Cap Growth Fund	19,877
Cash	173
$2,804,482

Growth Managed Fund:
American Century Mid Cap Value Fund	$488,524
American Funds The Growth Fund of America	2,561,125
American Funds Euro Pacific Growth Fund	1,568,899
AQR Emerging Multi-Style II	452,968
Congress Mid Cap Growth Fund	486,046
DFA Emerging Markets Small Cap	434,066
DFA US Targeted Value Portfolio	233,585
Dodge and Cox International Stock Fund	1,566,723
Dodge and Cox Stock Fund	2,561,307
DoubleLine Core Fixed Income Fund	3,911,032
Stone Ridge High Yield Reinsurance Risk Premium Fund	788,161
Vanguard Emerging Markets Bond Fund Admiral Shares	630,379
Vanguard Short Term Corporate Bond Index Fund	394,103
Vanguard Small Cap Index Admiral	233,408
Vanguard 500 Index Fund	2,559,495
Virtus KAR International Small-Mid Cap Fund	275,371
William Blair Emerging Markets Small Cap Growth Fund	432,394
Cash	2,376
$19,579,962

See accompanying Report of Independent Registered Public Accounting Firm
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 14

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

Moderate Managed Fund:
American Century Mid Cap Value Fund	$182,412
American Funds The Growth Fund of America	946,327
American Funds Euro Pacific Growth Fund	551,830
AQR Emerging Multi-Style II	160,093
Congress Mid Cap Growth Fund	179,802
DFA Emerging Markets Small Cap	158,583
DFA US Targeted Value Portfolio	72,351
Dodge and Cox International Stock Fund	550,220
Dodge and Cox Stock Fund	948,965
DoubleLine Core Fixed Income Fund	6,102,076
Federated Hermes Ultra Short Bond Fund	369,875
Stone Ridge High Yield Reinsurance Risk Premium Fund	294,296
Vanguard Emerging Markets Bond Fund Admiral Shares	245,187
Vanguard Short Term Corporate Bond Index Fund	147,156
Vanguard Small Cap Index Admiral	71,823
Vanguard 500 Index Fund	945,617
Virtus KAR International Small-Mid Cap Fund	110,273
William Blair Emerging Markets Small Cap Growth Fund	159,776
Cash	73
$12,196,735

TOTAL MANAGED FUNDS	$83,054,745
See accompanying Report of Independent Registered Public Accounting Firm
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 15

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

Date:	June 29, 2026	By:	/s/ HOPE MCALLISTER
		Name:	Hope McAllister
		Title:	Executive Vice President, Chief Human Resources Officer

First Busey Corporation Profit Sharing Plan and Trust | 2025 — 16

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of FGMK, LLC
First Busey Corporation Profit Sharing Plan and Trust | 2025 — 17